Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

December 19, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed December 18, 2013
File No. 333-191954

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 18, 2013.  Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on December 18, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

Registration Statement Fee Table

1. We have reviewed your response to prior comment 1 and while we do not necessarily agree or disagree with your legal or factual analyses and conclusions, we do not have any objections to the number of shares you are registering for resale at this time.

Company response:  The Company acknowledges the Staff’s comment.

Common Stock Outstanding Before the Offering, page 9

2. We note from your response to comment 1 that you currently have 134,888,622 shares of common stock outstanding. We also see, according to your most recent balance sheet that you had 101,165,307 shares of common stock outstanding as of September 30, 2013. We note your disclosure that you issued 9,037,202 shares of common stock upon the conversion of various debentures after September 30, 2013 and that you issued 10,608,667 shares of common stock in October and put shares under your equity line to Hanover Holdings (your disclosure in this regard is that you put a total of 11,315,241 shares although you only registered 10,085,259 for resale under your prior registration statement), however, it is still unclear how the number of shares you have outstanding increased from 101,165,307 as of September 30, 2013 to 134,888,622 as of the more recent date. Please advise and revise your disclosure as necessary, including providing all of the disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to all unregistered issuances of shares of your common stock.

Company response:  The Company has corrected typographical errors on pages 6 and 10, changing “4,099,939” to “2,869,957”.  The Company confirms that it put exactly 10,085,259 shares, all of which were registered for resale.

Purchase Agreement, page 9

3. We note your response to prior comment 4 and your revised disclosure. If true, please also disclose that the 8.5% was calculated using the number of your outstanding common stock on a fully diluted basis.

Company response:  The Company revised its disclosure on page 9 to state that the 8.5% figure is calculated using the number of the Company’s outstanding common stock on a fully diluted basis.

4. We note your response to prior comment 5 and your revised disclosure. We note, however, that your prospectus cover page continues to indicate that the offering will terminate “sixteen (16) months” after the effective date of the Purchase Agreement. Please advise or revise your disclosure as appropriate.

Company response:  The Company has revised its disclosure on the prospectus cover page to change “the Purchase Agreement” to “this prospectus.”

5. We see from your disclosure in the fourth paragraph on page 10 that you put 4,448,314, 4,099,939 and 2,766,988 shares of common stock to Hanover Holdings on three separate dates. Based on your disclosure, it appears that, in the aggregate, you put 11,315,241 shares of common stock to Hanover Holdings. Since you only registered 10,085,259 shares of common stock for resale by Hanover Holdings under your prior registration statement, please advise us as to how you were able to put that many shares to Hanover Holdings and how they intend to resell any shares which were not included in the prior registered resale offering. Please also provide all of the related disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to the issuances of these shares.

Company response:  The Company has corrected typographical errors on pages 6 and 10, changing “4,099,939” to “2,869,957”.  The Company confirms that it put exactly 10,085,259 shares, all of which were registered for resale.  The Company has revised its disclosure on page II-2 to disclose the information required to be disclosed by Regulation S-K Item 701 with respect its offering to Hanover.

Summary of Financial Information, page 11

6. Please update your disclosure in this section to include the period for the three months ended September 30, 2013 and for the period from inception to September 30, 2013.

Company response:  The Company has updated its disclosure on page 11 in compliance with this comment.

Selling Security Holders, page 22

7. If true, please indicate that the 222,644,089 shares of common stock outstanding as of December 2, 2013 in footnote 1 to the table on page 24 assumes the conversion and exercise of all of your currently outstanding preferred stock, warrants and debentures into shares of your common stock.

Company response: The Company has revised its disclosure on page 24 in compliance with this comment.

Interests of Named Experts and Counsel, page 32

8. We note your response to prior comment 13. Please note that even if counsel has sold shares, if those shares were issued by you to counsel in the past three years, the issuance of those shares should be disclosed in accordance with Regulation S-K Item 701 in Item 15 of Part II of your registration statement. Please revise your disclosure as appropriate.

Company response:  The Company has revised its disclosure on page II-2 to disclose the information required to be disclosed by Regulation S-K Item 701 with respect to its offering to its legal counsel.

Stockholders, page 35

9. Please revise your disclosure to indicate the actual number of shares of common stock outstanding as of December 2, 2013 or, if applicable, an updated date for your disclosure in this section. Please note that the number of outstanding shares should not include shares of common stock issuable upon conversion and exercise of your currently outstanding preferred stock, warrants and debentures.

Company response:  The Company has updated the referenced information on page 35 in compliance with this comment.

Liquidity and Capital Resources, page 37

10. You disclose that the company obtained new debt during the first nine months of 2013 by issuing unsecured promissory notes and that “[s]uch new borrowings resulted in the receipt by the Company of $1,774,976.” Please show us how that dollar amount reconciles to the amounts presented in Footnote 9 “Note Payable” to your financial statements for the nine months ended September 30, 2013.

Company response:  Below please find a reconciliation to tie into the numbers that appear in the related Form 10-Q.

	Notes	Related
	Payable	Parties	Total
Balance December 31, 2012	364,306	104,998	469,304
Proceeds from issuance of notes	1,757,474	17,502	1,774,976
Cash payments of notes	(100,000)	(20,000)	(120,000)
Debt converted to equity	(617,500)	-	(617,500)
Balance September 30, 2013	1,404,280	102,500	2,124,280

11. Please also disclose in this section the equity raises you made under your equity line with Hanover Holdings as an external source of liquidity. Please refer to Regulation S-K Item 303(a)(1).

Company response: The Company has added disclosure on page 37 in response to this comment.

12. For the 1,390,637 shares of common stock that you issued for an aggregate of $310,160, please provide all disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement.

Company response: The Company has added disclosure on page 37 in response to this comment.  Please also note that the reference to “1,390,637 shares” has been corrected and changed to “22,134,962 shares,” and the reference “$310,160” has been corrected and changed to “$1,002,500.”

Footnote 15. Subsequent Events, page F-36

13. Please provide all disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to the issuances of shares of common stock and warrants that you describe in this section.

Company response:  The Company has added disclosure to page II-2 in response to this comment.  Additionally, the Company will file a Form D with respect the referenced issuances not later than December 23, 2013.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo